UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 6)*

Under the Securities Exchange Act of 1934

Hampden Bancorp, Inc.
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(Name of Issuer)

Common Stock ($0.01 par value)
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(Title of Class of Securities)

40867E107
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(CUSIP Number)

December 31, 2013
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X)      Rule 13d-1 (b)
( )      Rule 13d-1 (c)
( )      Rule 13d-1 (d)

         *The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information  required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other  provisions of the Act (however,  see the Notes).

CUSIP NO. 40867E107

1	NAME OF REPORTING PERSONS

Hampden Bank Employee Stock Ownership Plan and Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)____

(b)____

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of Massachusetts

	5	SOLE VOTING POWER	339,196
NUMBER OF
SHARES BENE-	6	SHARED VOTING POWER	243,964
FICIALLY
OWNED BY EACH	7	SOLE DISPOSITIVE POWER	583,160
REPORTING
PERSON WITH:	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,160

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ( )

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%

12	TYPE OF REPORTING PERSON (See Instructions) EP

ITEM 1	(A) NAME OF ISSUER: Hampden Bancorp, Inc.

ITEM 1	(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 19 Harrison Avenue Springfield, MA 01102

ITEM 2	(A) NAME OF PERSON FILING:

         The name of the person filing this statement (the "Reporting Person") is Hampden Bank Employee Stock Ownership Plan and Trust.

ITEM 2   (B) ADDRESS OF PRINCIPAL OFFICE:

         The address of the principal office of the Reporting Person is 19 Harrison Avenue, Springfield, MA 01102.

ITEM 2   (C) CITIZENSHIP:

         Commonwealth of Massachusetts

ITEM 2   (D) TITLE OF CLASS OF SECURITIES:

         This statement relates to Common Shares, par value $0.01 per share, of the Issuer ("Shares").

ITEM 2   (E) CUSIP NUMBER:  40867E107

ITEM 3   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of  the Exchange Act.

         (d) [ ] Investment company   registered   under   Section 8 of   the Investment Company Act.

         (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

         (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section    3(c)(14) of  the  Investment Company Act.

         (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4 OWNERSHIP:

(a) Amount beneficially owned: 583,160
(b) Percent of class: 10.3% (based on 5,648,848 shares of Common Stock outstanding  as of December 31, 2013)
(c) Number of shares as to which the person has:
         (i) Sole power to vote or to direct the vote: 339,196 Shares
        (ii) Shared power to vote or to direct the vote: 243,964 Shares
       (iii) Sole power to dispose or to direct the disposition of: 583,160 Shares

        (iv) Shared power to dispose or to direct the disposition of:

The Hampden Bank Employee Stock Ownership Plan and Trust (the “ESOP”) was formed in connection with the conversion of the holding company structure of Hampden Bancorp, Inc. Under the terms of the approval from the Massachusetts Commissioner of Banks authorizing the establishment of the ESOP, shares of Common Stock owned by the ESOP and allocated to participants are voted in the manner directed by participants. Unallocated shares and allocated shares as to which Participants have not directed the voting are required to be voted by the Trustee in a manner calculated to most accurately reflect the instructions received from the Participants regarding allocated stock, provided the Trustee determines such voting is in the best interests of the Participants and beneficiaries of the Plan.

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  This item is not applicable.

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
                  This item is not applicable.

ITEM 7   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  This item is not applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.
                  This item is not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.
                  This item is not applicable.

Item 10  Certification

By  signing  below I  certify  that,  to the best of my  knowledge  and belief,  the securities   referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the issuer of the  securities  and were not acquired and are not held in  connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2014

First Bankers Trust Services, Inc., as Trustee of
Hampden Bank Employee Stock Ownership Plan and Trust

/s/ Linda Shultz
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First Bankers Trust Services, Inc., as Trustee
Name: Linda Shultz
Title: Trust Officer